January 7, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jan Woo, Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Laura Veator, Staff Accountant

Re:	Motorsport Gaming US LLC
Registration Statement on Form S-1 (Registration No. 333- 251501)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Canaccord Genuity LLC, as representative of the several underwriters, hereby join Motorsport Gaming US LLC in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-251501) (the “Registration Statement”) to become effective on January 11, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name:	Jennifer Pardi
Title:	Managing Director

cc:	Dmitry Kozko, Chief Executive Officer, Motorsport Gaming US LLC
Jonathan New, Chief Financial Officer, Motorsport Gaming US LLC
Serge Pavluk, Esq., Snell & Wilmer L.L.P. Kevin Zen, Esq., Snell & Wilmer L.L.P.
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP